TRANSGLOBE ENERGY CORPORATION ANNOUNCES
2012 YEAR-END RESERVES

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, January 23, 2013 – TransGlobe Energy Corporation (“TransGlobe” or the “Company”) today announced its 2012 year-end reserves. All dollar values are expressed in United States dollars unless otherwise stated.

The Company’s 2012 and 2011 year-end reserves were prepared by the independent reserves evaluation firm of DeGolyer and MacNaughton Canada Limited (“DeGolyer”), in accordance with National Instrument 51-101.

RESERVES

The following is a summary of DeGolyer’s evaluation for the year ended December 31, 2012 with comparatives to the year ended December 31, 2011. The recovery and reserve estimates of crude oil, natural gas liquids (“NGLs”) and natural gas reserves provided in this news release are estimates only, and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, NGL and natural gas reserves may be greater than, or less than, the estimates provided herein. All reserves presented are based on DeGolyer’s forecast pricing, effective December 31, 2012 and December 31, 2011, respectively.

Year-End 2012 Reserves*

Proved Reserves (“1P”)
TransGlobe’s total proved reserves increased 16 percent to 32.8 MMBbl at December 31, 2012 from 28.2 MMBbl at December 31, 2011. This increase in proved reserves represents a production replacement in 2012 of 172 percent. The Company produced 6.4 MMBbl of reserves during 2012.

Proved Plus Probable Reserves (“2P”)
Total 2P reserves grew 10 percent to 48.7 MMBbl at December 31, 2012 from 44.2 MMBbl at December 31, 2011. The increase in 2P reserves represents a production replacement in 2012 of 170 percent.

Proved Plus Probable Plus Possible Reserves (“3P”)
Total 3P reserves grew 4 percent to 62.4 MMBbl at December 31, 2012 from 59.8 MMBbl at December 31, 2011. The increase in 3P reserves represents a production replacement in 2012 of 141 percent.

___________________________________________
*	Definitions of Reserves Categories:

*

Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

*

Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

*	Possible reserves have a less likely chance of being recovered than probable reserves. This term is often used for reserves which are claimed to have at least a 10 percent certainty of being produced.

Year-End Reserves Summary*
(Working Interest, before Royalties)

Oil Reserves	December 31,	December 31,	Increase
	2012	2011	(Decrease)
	(MMBbl)	(MMBbl)	(%)
Proved
Egypt	29.8	24.3	22
Yemen	3.0	3.8	(22)
Total 1P	32.8	28.2	16

Proved Plus Probable
Egypt	43.9	38.4	14
Yemen	4.9	5.8	(16)
Total 2P	48.7	44.2	10

Proved Plus Probable Plus Possible
Egypt	56.5	52.9	7
Yemen	5.9	6.9	(14)
Total 3P	62.4	59.8	4

* Numbers may not add exactly due to rounding

2012 Reserve Changes

In 2012, the Company’s activities focused primarily on the continued development of its operated West Gharib and West Bakr (acquired at the end of 2011) concessions in the Arab Republic of Egypt (“Egypt”).

In Egypt, the Company’s 1P reserves grew 22 percent over 2011, representing a production replacement of 189 percent. On a 2P basis, the year-over-year increase was 14 percent, equal to a production replacement of 189 percent, while on a 3P basis, the year-over-year increase was 7 percent, equal to a production replacement of 158 percent.

At West Gharib, the most significant reserve additions during the year were attributed to the water flood performance and development/appraisal drilling in the Lower Nukhul Pool at Arta/East Arta. Positive reserve additions to a lesser extent were also attributed to development/appraisal drilling at Arta/East Arta in the Upper Nukhul.

At West Bakr, the most significant reserve additions during the year were attributed to development appraisal drilling in the K and H fields and improved water flood performance in the H field.

In the Republic of Yemen (“Yemen”), reserves were reduced primarily due to a curtailment of future drilling activities in Block S-1 due to political instability. The reserves associated with the Osaylan pool (1P of 0.4 MMBbl, 2P & 3P of 0.6 MMBbl at year end 2011) were reclassified as Contingent Resources at year end 2012. The Company’s Yemen 1P, 2P and 3P reserves were decreased by 22%, 16% and 14% respectively from the 2011 year-end numbers.

Estimated Future Net Revenues

All evaluations and reviews of future net cash flows are stated prior to any provision for interest costs or general and administrative costs, and after the deduction of estimated future capital expenditures for wells, to which reserves have been assigned. It should not be assumed that the estimated future net cash flow shown below is representative of the fair market value of the Company’s properties. There is no assurance that such price and cost assumptions will be attained, and variances could be material. The recovery and reserve estimates of crude oil, NGL and natural gas reserves provided herein are estimates only, and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, NGL and natural gas reserves may be greater than or less than the estimates provided herein.

The estimated future net revenues for years ended 2012 and 2011 presented below in millions of U.S. dollars (“$MM”), are calculated using DeGolyer’s price forecast at December 31, 2012 and December 31, 2011, respectively, and constant pricing using the Securities and Exchange Commissions’ (“SEC”) average price (the 12-month average price using the first day of the month prices during 2012 and 2011, respectively). In the constant price cases, the prices were held constant for the life of the reserves.

Forecast Pricing

Present Value of Future Net Revenues, After Tax ($MM)*
Independent Evaluator’s Price Forecast

Present Value	December 31, 2012 Discounted at					December 31, 2011 Discounted at
By Area	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
Proved
Egypt	$718	$596	$513	$453	$408	$544	$471	$417	$375	$342
Yemen	$64	$56	$50	$45	$41	$74	$65	$58	$52	$47
Total 1P	$782	$653	$563	$498	$449	$617	$536	$475	$427	$389
Proved plus Probable
Egypt	$960	$768	$642	$553	$489	$802	$674	$581	$511	$456
Yemen	$100	$83	$71	$61	$54	$130	$104	$86	$74	$65
Total 2P	$1,060	$851	$712	$615	$543	$931	$778	$667	$585	$521
Proved plus Probable plus Possible
Egypt	$1,171	$933	$775	$664	$581	$1,062	$862	$723	$622	$545
Yemen	$126	$102	$84	$72	$63	$157	$124	$102	$86	$74
Total 3P	$1,297	$1,035	$860	$736	$644	$1,220	$986	$825	$708	$620

* Numbers may not add exactly due to rounding

The following table summarizes DeGolyer’s reference price forecast used to estimate future net revenues:

DeGolyer Forecast Pricing ($/bbl)
Brent Forecast Pricing ($/Bbl)	2012	2013	2014	2015	2016	2017
Year-end 2012		$111.00	$108.35	$105.72	$107.88	$106.62
Year-end 2011	$106.00	$104.67	$105.42	$106.25	$106.08	$108.20

Constant Pricing

Present Value of Future Net Revenues, After Tax ($MM)*
Constant Pricing

	Present Value of Future Net Reserves ($MM)
Present Value	December 31, 2012 Discounted at					December 31, 2011 Discounted at
By Area	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
Proved
Egypt	$731	$610	$526	$465	$419	$569	$494	$437	$394	$359
Yemen	$66	$58	$52	$47	$43	$83	$73	$64	$58	$52
Total 1P	$797	$668	$578	$511	$461	$652	$566	$502	$451	$411
Proved plus Probable
Egypt	$970	$782	$656	$568	$502	$832	$702	$607	$535	$478
Yemen	$104	$86	$73	$63	$56	$136	$109	$91	$78	$69
Total 2P	$1,074	$867	$729	$631	$557	$968	$811	$698	$613	$547
Proved plus Probable plus Possible
Egypt	$1,186	$951	$793	$681	$597	$1,095	$894	$753	$650	$571
Yemen	$133	$107	$88	$75	$66	$164	$131	$108	$91	$79
Total 3P	$1,319	$1,058	$881	$756	$663	$1,259	$1,024	$860	$741	$650

* Numbers may not add exactly due to rounding

The Constant Pricing used to estimate future net revenues is as follows, with Egypt prices based on prices received for West Gharib, West Bakr and East Ghazalat production and Yemen prices based on prices received for production from Blocks 32 and S-1.

Pursuant to the SEC pronouncement in 2009, the Constant Price cases are based on the average of the reference price received on the first of each month during the year adjusted for respective differentials at year-end.

Constant Pricing ($/Bbl)	2012	2011
Egypt	$102.60	$97.86
Yemen	$108.41	$109.71

TransGlobe Energy Corporation is a Calgary-based, growth-oriented oil and gas exploration and development company focused on the Middle East/North Africa region with production operations in the Arab Republic of Egypt and the Republic of Yemen. TransGlobe’s common shares trade on the Toronto Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA.

This news release may include certain statements that may be deemed to be "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. Statements relating to "resources" are forward-looking statements as they involve the implied assessment, based on estimates and assumptions that the resources described exist in the quantities predicted or estimated. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe's forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company's management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. Actual results may differ materially from TransGlobe's expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from TransGlobe's oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe's crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe's areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, upon completion of the primary term of any current exploration and/or production license, TransGlobe would secure an extension or additional license for any accumulation or discovered prospect; that TransGlobe intends to proceed with development and operation of any commercially viable discovered prospect, and other factors beyond the Company's control. TransGlobe does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change, other than as required by law, and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe's public filings at www.sedar.com and www.sec.gov/edgar.shtml for further, more detailed information concerning these matters.

For further information, please contact:

Investor Relations
Scott Koyich
Telephone: 403.264.9888
Email: investor.relations@trans-globe.com

Web site: http://www.trans-globe.com